Exhibit 99.1

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and six months ended

February 28, 2022 and 2021

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

	February 28, 2022	August 31, 2021

Assets
Current Assets
Cash	$12,939	$13,447
Amounts receivable (Note 5)	540	460
Prepaid and other assets (Note 6)	702	332
Inventory (Note 7)	1,825	1,179
Current assets	16,006	15,418
Mineral property, plant and equipment (Note 8)	46,637	2,482
Exploration and evaluation assets and expenditures (Note 9)	-	38,618
Assets	$62,643	$56,518
Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 10)	$5,601	$5,263
Current income tax payable (Note 11)	151	-
Derivative warrant liabilities (Note 12)	4,751	2,149
Current liabilities	10,503	7,412
Asset Retirement Obligation	2,768	2,681
Liabilities	13,271	10,093
Shareholders’ equity
Share capital (Note 13)	162,629	158,129
Share based payment reserve (Note 14)	7,193	5,680
Warrants reserve	1,700	1,606
Accumulated deficit	(121,437)	(117,457)
Equity attributable to owners of the Company	50,085	47,958
Non-controlling interests (Note 16)	(713)	(1,533)
Total shareholders’ equity	49,372	46,425
Total Shareholders’ Equity and Liabilities	$62,643	$56,518

Nature of operations and Going Concern (Note 1)

Commitments and Contingencies (Note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in Thousands of US Dollars)

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
		Restated – notes 2 and 4		Restated – notes 2 and 4
Revenues
Metal sales	$3,334	$-	$3,334	$-

Cost of sales
Production costs	(1,050)	-	(1,050)	-
Royalty	(268)	-	(268)	-
Depreciation	(125)	-	(125)	-
Total cost of sales	(1,443)	-	(1,443)	-
Gross profit	1,891	-	1,891	-
General and administrative expense (Note 18)	(2,152)	(1,883)	(4,497)	(3,056)
Financial instrument related cost and other (Note 19)	(427)	2,525	(219)	2,093
Accretion on asset retirement obligation	(54)	(35)	(88)	(69)
Transaction costs on convertible debenture	-	(641)	-	(683)
Foreign exchange	(104)	(94)	(86)	(77)
Interest, net and other expense	(5)	(36)	(10)	(7)
Net loss before tax	$(851)	$(164)	$(3,009)	$(1,799)
Current income tax expense (Note 11)	(151)	-	(151)	-
Net loss and comprehensive loss	$(1,002)	$(164)	$(3,160)	$(1,799)

(Loss) income and comprehensive (loss) income attributable to:
Parent	(1,958)	33	(3,980)	(1,082)
Non-controlling interests	956	(197)	820	(717)
Net loss	$(1,002)	$(164)	$(3,160)	$(1,799)

Net (loss) earnings per share attributable to Parent:
Basic and diluted	$(0.01)	$0.00	$(0.02)	$(0.01)

Weighted average number of shares outstanding:
Basic and diluted	262,712,781	225,250,956	258,805,238	209,170,350

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars)

	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at August 31, 2020	199,975,122	$135,100	$2,748	$728	$(113,453)	$25,123	$(254)	$24,869
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Warrants issued (Note 13)	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Issued for settlement of convertible debentures	12,150,447	7,015	-	-	-	7,015	-	7,015
Shares issued for settlement of debts related to convertible and gold loans	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised (Note 13)	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	(1,082)	(1,082)	(717)	(1,799)
Balance at February 28, 2021	254,870,556	$158,129	$2,747	$1,606	$(114,535)	$47,947	$(971)	$46,976
Share based compensation - common shares	-	-	2,933	-	-	2,933	-	2,933
Net loss for the period	-	-	-	-	(2,922)	(2,922)	(562)	(3,484)
Balanceat August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts(Note 13)	165,889	98	-	-	-	98	-	98
Shares issued for financing (Note 13)	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issue costs (Note 13)	17,948,718	3,882	-	-	-	3,882	-	3,882
Options exercised (Note 13)	450,000	147	-	-	-	147	-	147
Warrants issued	-	-	-	94	-	94	-	94
Share based compensation - common shares (Note 14)	-	-	1,513	-	-	1,513	-	1,513
Net loss for the period	-	-	-	-	(3,980)	(3,980)	820	(3,160)
Balance at February 28, 2022	274,345,064	$162,629	$7,193	$1,700	$(121,437)	$50,085	$(713)	$49,372

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flow

(Expressed in Thousands of US Dollars)

	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
		Restated – notes 2 and 4		Restated – notes 2 and 4
Operating
Net loss	$(1,002)	$(164)	$(3,160)	$(1,799)
Items not involving cash:
Non-cash items (Note 24)	786	(2,445)	1,673	(1,944)
Cost of shares and warrants issuance	684	665	684	665
Changes in non-cash working capital:
Amounts receivable	(38)	21	(80)	(176)
Inventory	(308)	(80)	(646)	(290)
Prepaid and other assets	(552)	(75)	(370)	(61)
Trade, other payables and accrued liabilities	1,823	490	337	267
Current income tax payable	151	-	151	-
Cash provided by (used in) operating activities	1,544	(1,588)	(1,411)	(3,338)
Investing
Exploration and evaluation assets and expenditures	-	(1,679)	(2,192)	(3,529)
Proceeds from gold sales	-	433	535	1,110
Purchase of mineral property, plant and equipment	(3,109)	(11)	(4,015)	(54)
Cash used in investing activities	(3,109)	(1,257)	(5,672)	(2,473)
Financing
Proceeds from issuance of shares and warrants	7,147	24,400	7,147	24,400
Issue costs	(572)	(1,839)	(572)	(1,839)
Repayment of leases	-	-	-	(27)
Proceeds from issuance of convertible debentures	-	-	-	1,000
Cash provided by financing activities	6,575	22,561	6,575	23,534
Net increase (decrease) in cash	5,010	19,716	(508)	17,723
Cash, beginning of period	7,929	2,060	13,447	4,053
Cash, end of period	$12,939	$21,776	$12,939	$21,776

Supplementary information:	Three months ended February 28,		Six months ended February 28,
	2022	2021	2022	2021
Non-cash transactions:
Value of shares issued on conversion of debentures	-	5,957	-	7,015
Value of shares issued on settlement of agent commitment fees	373	(80)	373	-
Value of shares issued on settlement of debt	-	(75)	98	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of Operations

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“TanGold”, “Group” or the “Company”). The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada. The address of the Company’s principal place of business is 150 King Street West, Suite 200, Toronto, Ontario, M5H 1J9. The Company’s principal business activity is the exploration, development and production of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company’s common shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange American in the United States of America.

The Company is in the process of exploring, developing, evaluating and producing from its mineral properties.

2.	Basis of Preparation and Significant Accounting Policies

i)	Basis of presentation and measurement

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

During the year ended August 31, 2021, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 4 of these unaudited interim condensed consolidated financial statements. Reference herein of $ or USD is to US dollars, C$ or CAD is to Canadian dollars.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on April 14, 2022.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

ii)	Significant accounting policies

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2021 except as noted and clarified below.

Mineral properties – Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classed as “Construction in progress”. All expenditures related to the construction of a mine and obtaining access to the orebody are considered to be capital development and are capitalized. Expenses incurred after reaching the orebody are regarded as operating development costs and are included in the cost of ore.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to “Mineral properties” or “Property, plant and equipment”. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

·	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
·	A reasonable period of testing of the mine plant and equipment has been completed;
·	A predetermined percentage of design capacity of the mine and mill has been reached; and
·	Required production levels, grades and recoveries have been achieved.

Amendments to IAS 16, Property Plant and Equipment

The Company has early adopted amendments to IAS 16, Property Plant and Equipment as amended in 2020 and are effective for annual reporting periods beginning on or after January 1, 2022. The amendments prohibit the deduction from the cost of an item of property, plant and equipment any proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the entity recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Comprehensive Loss. There was no impact of this adoption to the comparative periods as these amendments are only applicable to assets accounted for under IAS 16.

Revenue recognition

Revenue from the sale of gold is measured based on the agreed gold price related to the spot gold price specified in a contract with a customer. The Company recognizes revenue when the Company transfers control of its gold over to a customer, either in the form of refined gold or gold doré bars, and no further performance obligation is required from the Company.

Inventory

Inventory classifications include stockpiled ore, in-circuit inventory, finished goods inventory and supplies. The value of all production inventories includes direct production costs and attributable overhead incurred to bring the materials to their current point in the processing cycle. General and administrative costs for the corporate office are not included in any inventories. All inventories are valued at the lower of cost and net realizable value, with net realizable value determined with reference to market prices, less estimated future production costs to convert inventories into saleable form. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

i)	Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces. Stockpiled ore value is based on the costs incurred, including depreciation and applicable mine-site overheads, in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs and are removed at the average costs per tonne of ore in the stockpile.

ii)	In-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. The in-circuit gold is valued at the average of the beginning inventory and the costs of material fed into the processing stream plus in-circuit conversion costs including applicable mine-site overheads.

iii)	Finished goods inventory is saleable gold in the form of doré bars that have been poured. Included in the costs are the direct costs of mining and processing operations as well as direct mine site overheads.

iv)	Supplies inventories include equipment parts and other consumables required in the mining and ore processing activities and are valued at the lower of average cost and net realizable value.

iii)	New accounting pronouncements

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions. The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The following discusses the most significant accounting policy judgments and accounting estimates that the Company has made in the preparation of the interim condensed consolidated financial statements that could result in a material effect during the current reporting period on the carrying amounts of assets and liabilities:

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Accounting Policy Judgements

The Company made the following critical judgements in applying its accounting policies during the six months ended February 28, 2022:

1)	Exploration and Evaluation Assets and Expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

2)	Determination of Commercial Viability and Technical Feasibility of the Buckreef Gold Project

The application of the Company’s accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Buckreef Gold Project was demonstrable. The Company considered the positive NI 43-101 compliant Preliminary Feasibility Study (“PFS”) published in 2018, updated resource in 2020, the results from the 120 tonnes per day “tpd” oxide processing plant constructed for testing purposes and interim operation of 360 tpd plant, all of which led to a decision to construct a 1,000+ tpd processing plant with an expectation of generating a positive long-term return on the Buckreef Gold Project based on a positive Net Present Value generated from a discounted cash flow model.

Estimates and Assumptions

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the condensed consolidated interim financial statements and the reported amount of revenues and expenses for the reporting period.

The main sources of estimation uncertainty and critical judgments by management applicable to these condensed consolidated interim financial statements are the same as those presented in the Company’s consolidated financial statements for the year ended August 31, 2021.

1)	Exploration and Evaluation Assets and Expenditures

As noted above, during the three months ended November 30, 2021, with the construction decision from the Board of Directors, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral property, plant and equipment under IAS 16. At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

2)	COVID-19

While there has been increased economic optimism in the early part of 2021 as the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic, current market conditions may result in additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As the COVID-19 pandemic continues, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material.

4.	Change in Presentation Currency

Effective September 1, 2020, the Company changed its presentation currency to US dollars from CAD dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The unaudited interim condensed consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The unaudited interim condensed consolidated financial statements of comprehensive loss and the unaudited interim condensed consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the unaudited interim condensed consolidated statements of financial position, all assets and liabilities have been translated using the period end exchange rates, and all resulting exchange differences have been recognized in accumulated deficit. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at February 28, 2021, using the period end exchange rates of 1.2733 CAD/USD, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The change in presentation currency resulted in the following impact on the February 28, 2021 unaudited interim condensed consolidated statement of financial position:

	As at February 28, 2021
	Reported at February 28, 2021 in CAD	Presentation currency change	Restated at February 28, 2021 in USD
Consolidated statement of financial position
Cash	27,729	(5,953)	21,776
Other current assets	2,392	(513)	1,879
Non-current assets	45,331	(9,731)	35,600
Total assets	75,452	(16,197)	59,255

Current liabilities	(12,075)	2,553	(9,522)
Long term debt	(3,510)	753	(2,757)
Total liabilities	(15,585)	3,306	(12,279)

Share capital	207,804	(49,675)	158,129
Reserves	5,602	(1,249)	4,353
Accumulated deficit and other comprehensive income	(152,249)	37,714	(114,535)
Non-controlling interests	(1,290)	319	(971)
Total shareholders’ equity	59,867	(12,891)	46,976

The change in presentation currency resulted in the following impact on the February 28, 2021 unaudited interim condensed consolidated statement of comprehensive loss:

	Reported at February 28, 2021 in CAD Three months	Presentation currency change	Reported at February 28, 2021 in USD Three months
General and administrative expense	(2,414)	531	(1,883)
Other income (expense)	2,859	(1,140)	1,719
Net loss and comprehensive loss	445	(609)	(164)
Earnings per share – basic and diluted	0.01	(0.01)	(0.00)

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

	Reported at February 28, 2021 in CAD Six months	Presentation currency change	Reported at February 28, 2021 in USD Six months
General and administrative expense	(3,958)	902	(3,056)
Other income (expense)	2,379	(1,122)	1,257
Net loss and comprehensive loss	(1,579)	(220)	(1,799)
Earnings per share – basic and diluted	(0.01)	-	(0.01)

The change in presentation currency resulted in the following impact on the February 28, 2021 consolidated statement of cash flows:

	Reported at February 28, 2021 in CAD	Presentation currency change	Restated at February 28, 2021 in USD
Cash used in operating activities	(5,227)	1,889	(3,338)
Cash used in investing activities	(3,155)	682	(2,473)
Cash provided by financing activities	30,817	(7,283)	23,534
Net increase in cash	22,435	(4,712)	17,723
Cash beginning of period	5,294	(1,241)	4,053
Cash end of period	27,729	(5,953)	21,776

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

5.	Amounts receivable

The Company’s amounts receivable arise from two main sources: (i) receivables due from related parties, and (ii) harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	February 28, 2022	August 31, 2021
HST and VAT receivable	$500	$432
Other	40	28
Amounts Receivable	$540	$460

Below is an aged analysis of the Company’s amounts receivable:

	February 28, 2022	August 31, 2021
Less than 1 month	$26	$23
1 to 3 months	45	43
Over 3 months	469	394
Total Amounts Receivable	$540	$460

At February 28, 2022, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables is further discussed in Note 21.

The Company holds no collateral for any receivable amounts outstanding as at February 28, 2022.

6.	Prepaid and other assets

	February 28, 2022	August 31, 2021
Insurance	$48	$54
Listing fees	76	32
Drilling	-	200
Financing fees	470	-
Royalties and other	108	46
Total Prepaid Expenses	$702	$332

7.	Inventory

Inventory consists of stockpiled ore, work in progress, finished goods and supplies consumed during the course of exploration, development and production from its operations. IAS 2 requires allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The following is a breakdown of items in inventory:

	February 28, 2022	August 31, 2021
Stockpiled ore	$1,309	$712
In-circuit	213	350
Finished Goods	112	-
Supplies	191	117
Total Inventory	$1,825	$1,179

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Mineral property, plant and equipment

	Construction in progress	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at September 1, 2020	$-	$2,657	$1,220	$161	$4,038
Additions	-	622	437	-	1,059
Disposals	-	-	(703)	(79)	(782)
As at August 31, 2021	$-	$3,279	$954	$82	$4,315
Additions[1]	2,493	1,017	187	29	3,727
Transfer from E&E assets	40,563	-	-	-	40,563
As at February 28, 2022	$43,056	$4,296	$1,141	$111	$48,605
Accumulated depreciation
As at September 1, 2020	$-	$1,212	$1,015	$73	$2,300
Depreciation expense	-	128	144	14	286
Disposals	-	-	(686)	(67)	(753)
As at August 31, 2021	$-	$1,340	$473	$20	$1,833
Depreciation expense	-	84	49	2	135
As at February 28, 2022	$-	$1,423	$522	$22	$1,968
Net book value
As at August 31, 2021	$-	$1,939	$481	$62	$2,482
As at February 28, 2022	$43,056	$2,873	$619	$89	$46,637

[1]	Included in Construction in progress is $2.3 million of long-term VAT receivable related to expenditures incurred in developing the Buckreef Gold Project.

No depreciation or depletion has been recorded for the Construction in progress assets as they are not ready for use as intended by management.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Exploration and evaluation assets and expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The continuity of expenditures on mineral properties is as follows:

Buckreef Gold Project:

At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

Buckreef

Balance, August 31, 2020	$30,997
Exploration expenditures:
Camp, field supplies and travel	356
License fees and exploration and field overhead	2,809
Geological consulting and field wages	3,150
Trenching and drilling	605
Mine design	1,321
Mining and processing costs	987
Change in estimate of asset retirement obligation	(133)
Gold sales	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050
Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment	(40,563)
Balance, November 30, 2021	$-

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	February 28, 2022	August 31, 2021
Less than 1 month	$2,119	$2,161
1 to 3 months	2,120	119
Over 3 months	1,362	2,983
Total Trade, Other Payables and Accrued Liabilities	$5,601	$5,263

11.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended February 28, 2022, the Company recorded net income at its Buckreef Gold Project and recognized a current income tax payable of $151 (August 31, 2021 - $nil) based on the current Tanzanian statutory tax rates. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its net profit for the current year. The remaining 30% net profit is subject to a statutory tax rate of 30% for an effective tax rate of 9%.

12.	Derivative warrant liabilities

Private Placement Warrants:

During the year ended August 31, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in December 2020 and February 2021 (Note 15).

During the quarter ended February 28, 2022, the Company issued warrants for the Company’s common shares pursuant to a financing in January 2022 (Note 15).

No warrants were exercised during the period.

The balance of the derivative warrant liabilities (level 3) is as follows:

August 31, 2021
Balance at August 31, 2020	$551
Warrants issued February 11, 2021 (Note 15)	7,830
Fair value adjustment	(6,232)

Balance at August 31, 2021	$2,149
Warrants issued January 26, 2022 (Note 15)	2,665
Fair value adjustment	(63)
Balance at February 28, 2022	$4,751

Derivative warrant liabilities of $4.8 million will only be settled by issuing equity of the Company.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	February 28, 2022	August 31, 2021
Share price	$0.41	0.41
Risk-free interest rate	1.18% - 1.70%	0.19% - 0.67%
Dividend yield	0%	0%
Expected volatility	52% - 56%	60% - 70%
Remaining term (in years)	1.4 – 4.9	1.9 – 4.4

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

13.	Share capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number of shares	$(000’s)
Balance at August 31, 2020	199,975,122	$135,100
Issued for cash, net of share issue costs	38,477,666	23,226
Warrants issued	-	(8,710)
Issued for settlement of convertible debentures	12,150,447	7,015
Issued for settlement of debts related to convertible and gold loans	4,266,321	1,497
Options exercised	1,000	-
Transfer of reserve on exercise of options	-	1
Balance at August 31, 2021	254,870,556	$158,129
Issued for settlement of outstanding fees	165,889	98
Issued for exercising of stock option	450,000	147
Issued for equity line of credit	909,901	373
Issued for financing, net of share issue costs	17,948,718	3,882
Balance at February 28, 2022	274,345,064	$162,629

Activity during the six-month period ended February 28, 2022:

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

On January 20, 2022, the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares. Upon closing, the Company issued 909,901 common shares at a fair value of $373 (closing price of share on that date) to settle commitment fees related to the purchase agreement.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

On January 26, 2022, the Company completed the sale of 17,948,718 common shares together with warrants to purchase 17,948,718 common shares for $7.0 million. The common shares and warrants were issued at $0.39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.44 for a period of five years from the issue date. The Company also issued 628,205 placement agent warrants with the same terms and incurred commission and other costs of $0.7 million out of which $0.09 million was allocated to the warrants and expensed in the consolidated statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 12). The placement agent warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

Activity during the year ended August 31, 2021:

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.7 million was allocated to the warrants and expensed in the statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 12). The broker warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021 $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was in aggregate of $7.0 million.

14.	Share based payment reserve

Period/year ended	February 28, 2022	August 31, 2021
Balance at beginning of period/year	$5,680	$2,748
Share based compensation – Common shares (Note 17)	1,513	2,933
Transfer of reserve on exercise of options	-	(1)
Balance at end of period/year	$7,193	$5,680

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at February 28, 2022, the Company had 14,910,506 (August 31, 2021 – 12,513,055) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the six-month period ended February 28, 2022 and year ended August 31, 2021 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021	7,351,000	CAD $0.41
Options exercised	(450,000)	CAD $0.42
Balance – February 28, 2022	6,901,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years) (1)
CAD $0.40	3,519,000	3,519,000	October 11, 2026	4.6
CAD $0.43	3,282,000	3,282,000	September 29, 2026	4.6
CAD $0.35	100,000	100,000	January 2, 2027	4.8
CAD $0.41	6,901,000	6,901,000		4.6

(1)	Total represents weighted average.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

15.	Warrants reserve

Warrant issuances:

Activity during the six-month period ended February 28, 2022:

During the six-month period ended February 28, 2022, the Company issued 17,948,718 five-year warrants with an exercise price of $0.44 pursuant to the registered direct offering described in Note 13.

The 17,948,718 five-year warrants were ascribed a fair value of $2.67 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrant liability on the consolidated statement of financial position (Note 12).

The 628,205 five-year warrants issued to the placement agent were ascribed a fair value of $0.09 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrant reserve on the statement of financial position.

Activity during the year ended August 31, 2021:

During the year ended August 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of $1.50 as well as 16,461,539 five-year warrants with an exercise price of $0.80 pursuant to the equity financings described above.

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months. The warrants were recognized under reserve for warrants on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $7.8 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant liability on the consolidated statement of financial position (Note 12).

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.5 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant reserve on the statement of financial position.

Warrants outstanding:

The continuity of outstanding warrants for the six months ended February 28, 2022 and year ended August 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price per share
Balance – August 31, 2020	3,289,938	1.19
Warrants issued	20,391,114	0.89
Balance – August 31, 2021	23,681,052	0.94
Warrants issued	18,576,923	0.44
Warrants expired	(287,901)	0.93
Balance – February 28, 2022	41,970,074	0.72

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

At February 28, 2022, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.2125	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance, February 28, 2022	41,970,074	-	-

The outstanding warrants have a weighted average exercise price of $0.72 and weighted average remaining contractual life of 4.1 years.

16.	Non-controlling interest

The changes to the non-controlling interest for the six-month period ended February 28, 2022 and year ended August 31, 2021 are as follows:

Year ended	February 28, 2022	August 31, 2021
Balance at beginning of period/year	$(1,533)	$(254)
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive income (loss)	820	(1,279)
Balance at end of period/year	$(713)	$(1,533)

The following is summarized financial information for Buckreef Gold:

	February 28, 2022	August 31, 2021
Current assets	$2,961	$2,920
Long term assets	46,528	40,353
Current liabilities	(2,951)	(2,908)
Asset retirement obligation	(2,768)	(2,681)
Advances from parent	(37,490)	(33,728)
Revenue	3,334	-
Comprehensive gain (loss) for the period/year	$1,735	$(2,841)

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
Remuneration[1]	$(429)	$(705)	$(828)	$(915)
Share based payments	(533)	-	(1,513)	-
Total	$(962)	$(705)	$(2,341)	$(915)

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their services.

As of February 28, 2022, included in trade and other payables is $0.3 million of board fees (August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $1.5 million was recognized during the six-month period ended February 28, 2022 (2021 - $nil).

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	General and administrative expense

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
Directors’ fees	$(114)	$(53)	$(187)	$(116)
Office and general	(203)	(210)	(514)	(384)
Shareholder information	(184)	(128)	(297)	(199)
Professional fees	(163)	(231)	(315)	(566)
Salaries, benefits and consulting	(648)	(1,194)	(1,321)	(1,703)
Severance	(241)	-	(241)	-
Share based payments (Note 17)	(533)	-	(1,513)	-
Travel and accommodation	(61)	(67)	(104)	(88)
Field, camp and exploration costs	(5)	-	(5)	-
General and administrative expense	$(2,152)	$(1,883)	$(4,497)	$(3,056)

19.	Financial instrument related costs and other

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
(Loss) gain on derivative warrant liabilities	$(145)	$3,425	$63	$3,662
Transaction costs on derivative warrant liabilities	(282)	(655)	(282)	(655)
Change in fair value of convertible debentures	-	(236)	-	(904)
Withholding tax costs	-	(9)	-	(10)
Total financial instrument related costs and other	$(427)	$2,525	$(219)	$2,093

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

20.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct a low cost open-pit gold mine.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six-month period ended February 28, 2022. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at February 28, 2022 totaled $50.0 million (August 31, 2021 - $48.0 million).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

21.	Financial Instruments

Fair Value of Financial Instruments

Cash and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

·	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
·	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
·	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of February 28, 2022 and August 31, 2021, cash is recorded at fair value under level 1 within the fair value hierarchy, and derivative warrant liabilities (Note 12) are classified as level 3.

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs
Derivative warrant liabilities	The fair value of the warrant liabilities at the year-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

·  Share price (February 28, 2022: $0.41, August 31, 2021: $0.41)

·  Risk-free interest rate (February 28, 2022: 0.42% to 1.01%, August 31, 2021: 0.19% to 0.67%)

·  Dividend yield (February 28, 2022: 0%, August 31, 2021: 0%)

Key unobservable inputs

·  Expected volatility (February 28, 2022: 60%, August 31, 2021: 60% to 70%)

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	February 28, 2022
Comprehensive Loss	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$1,120	$(1,143)

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The amounts receivable consists primarily of amounts due from government taxation authorities. The

Company has not recorded an impairment or allowance for credit risk as at February 28, 2022, or August 31, 2021.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 28, 2022, the Company had cash of $12.9 million, current assets of $16.0 million and current liabilities of $10.5 million. Current working capital of the Company is $5.5 million. Within working capital, current liabilities include $4.8 million in derivative liabilities which will only be settled by issuing equity of the Company. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At February 28, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

22.	Segmented information

Operating Segments

At February 22, 2022 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the interim condensed consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

·	that engages in business activities from which it may earn revenues and incur expenses;
·	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
·	for which discrete financial information is available.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 28, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. During the three and six months ended February 28, 2022, revenue from one customer amounted to $1.0 million (three and six months 2021 - $nil). Information concerning the Company’s geographic locations is as follows:

	Three and six months ended February 28, 2022	Three and six months ended February 28, 2021
Revenue
Canada	$-	$-
Tanzania	3,334	-
	$3,334	$-

	As at February 28, 2022	As at August 31, 2021
Non-current assets
Canada	$26	$28
Tanzania	46,611	41,072
	$46,637	$41,100

23.	Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at February 28, 2022 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

24.	Non-cash items

	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021
Depreciation	$(54)	$(68)	$(135)	$(124)
(Loss) gain on derivative warrant liabilities	(145)	2,771	63	3,007
Change in fair value of convertible debentures	-	(236)	-	(904)
Share based payments	(533)	-	(1,513)	-
Accretion on asset retirement obligation	(54)	(35)	(88)	(69)
Foreign exchange	-	13	-	-
Forgiveness of interest	-	-	-	34
Total Non-cash items	$(786)	$2,445	$(1,673)	$1,944